

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Ted W. Rollins
Chief Executive Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re: Campus Crest Communities, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 14, 2010**
> **File No. 333-166834**

Dear Mr. Rollins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your pro forma financial statements, and the financial statements of the Predecessor in your next amendment.

2.   Please tell us if any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

Prospectus Cover Page

3.   Please limit the cover page to one page. The disclosure on the cover page should be limited to information required by Item 501 of Regulation S-K and only such additional information that is key to an investment decision. For example, consider removing information regarding the ownership amounts of Mr. Rollins and Mr. Hartnett following the offering, which may be more appropriate for the prospectus summary.

Inside Front and Back Cover Pages

4.   Please confirm that the photographs depict properties that will be part of your initial portfolio and are described elsewhere in the prospectus. Also, revise to identify the properties pictured and to state that you do not yet own these properties but will acquire them in the formation transactions. To the extent that there are closing conditions that may permit the contributors to walk away from the formation transactions, include a statement that there is no assurance that these properties will be acquired by you.

Industry and Market Data, page ii

5.   Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data prepared for you by Michael Gallis & Associates in connection with this offering. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Prospectus Summary

6.   Portions of your summary are repeated verbatim in the Business section of the prospectus. We note the disclosure under the headings "Our Company," "Our Competitive Strengths," and "Our Business and Growth Strategies." The summary should not merely repeat the text of the prospectus but should highlight the most important features of the offering. Please limit the summary to those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. More detailed information is better suited for the body of the prospectus.

7.   We note that you have five properties currently under contract, which, subject to completion of the offering, you intend to acquire and commence building properties with completion targeted prior to the 2011-2012 academic year. Considering that these properties are under contract, and you have conducted significant pre-development activities, it appears these acquisitions are probable. Please tell us why you have not contemplated the acquisition and development of these properties in your pro forma financial statements.

8.   Refer to the introductory paragraph on page 1. Your statement that the summary is not complete is not appropriate. You must provide a complete summary of the material terms of the offering and your business. Please revise to remove this statement.

Our Company, page 1

9.   Refer to the second paragraph under this heading. Please provide us with independent, third-party support for your belief that you are "one of the largest" companies in your industry.

10.   Please revise to update your property data to the most recent date practicable. We note, for example that you have disclosed average age, occupancy, and rental revenue as of February 28, 2010. Provide similar updates throughout your prospectus.

11.   Please revise to define "medium-sized college and university markets." Provide conforming revisions in the Business section.

Our Competitive Strengths, page 3

12.   Please revise to state the range of years of experience of your senior executive officers or the minimum number of years, rather than the average.

Our Business and Growth Strategies, page 4

13.   Refer to the last paragraph on page 4. Please revise to clarify the meaning of "attractive risk-adjusted" returns.

Our Properties, page 7

14.   Please revise this table to include a column showing average revenues per bed for each of the listed properties. Provide similar disclosure in the summary table on page 107 and in the property-specific data provided in the Business section of your prospectus.

Our Financing Strategy, page 8

15.   We note your disclosure in this section that you plan on entering into a senior secured revolving credit facility upon the consummation of this offering. Please disclose whether you have entered into any preliminary discussions for such loan arrangement.

Formation Transactions, page 9

16.   Please tell us whether the distribution to MXT Capital of interests in two parcels of land and an entity that will own a minority interest in an airplane is contemplated in your pro forma financial statements, and if not, please tell us why.

17.   Please tell us what representations, warranties and covenants are being made by MXT Capital, the Ricker Group and certain third-party investors, with respect to their ownership interests being contributed to the operating partnership. Consider revising your disclosure to provide a more detailed discussion.

Consequence of this Offering and Our Formation Transactions, page 11

18.   Please supplement your disclosure under this subheading to add a separate organization chart reflecting the current ownership structure of your predecessor entities. This chart should also reflect the properties held by each predecessor entity.

Benefits to Related Parties, page 12

19.   Please revise the introductory paragraph to clarify why Mr. Ricker and the Ricker Group are considered related parties.

20.   Please tell us whether or not you considered disclosing the information related to the non-disposition agreements in your discussion of liquidity and capital resources, as these restrictions could have an adverse effect on your future liquidity.

Our Distribution Policy, page 14

21.   Please revise your disclosure under this subheading to delineate all sources of your distribution payments, consistent with your disclosure under the "Our Distribution Policy" heading beginning on page 57.

Risk Factors

Developing properties will expose us to additional risks…, page 22

22.   The disclosure provided under this subheading appears to address multiple risks associated with your development and construction business. Please revise to provide a separate subheading for each material risk. To the extent a bullet point does not represent a material risk, please omit it from your disclosure.

In the past we have experienced significant losses…, page 26

23.   Please revise the subheading and the risk factor to clarify that you have experienced net losses in each of the last five fiscal years.

Our management team has not previously operated a REIT…, page 29

24.   Please revise to disclose, if true, that your management team also has not previously operated a public company, and describe the additional risks associated with this lack of experience.

As a result of operating as a public company…, page 31

We will be subject to the requirements of Section 302 and 404…, page 31

Future terrorist attacks in the U.S. could reduce the demand…, page 37

25.   The risks presented under these subheadings apply to all public companies. Please revise the risks disclosed under each subheading to discuss how these risks are specific to your business or remove them. Refer to Item 503(c) of Regulation S-K.

Risks Related to the Real Estate Industry

After the consummation of this offering and our formation transactions, our primary assets will be our general partner interest in our operating partnership and OP units…, page 42

26.   Please revise to describe any indebtedness that your OP unit will hold following the formation transactions that will include restrictions on the OP's ability to pay distributions. Quantify the amount of indebtedness and any ratios that the OP must maintain in order to pay distributions.

We may not be able to make an initial distribution…, page 44

27.   Please revise to discuss how you will fund distributions if your cash flow from operations is insufficient to meet the REIT requirement to distribute at least 90% of your REIT taxable income. We note disclosure on page 57, which states that you may sell assets, borrow funds, or use net offering proceeds to make distribution payments.

We have not obtained appraisals of our properties in connection with this offering…, page 46

28.   Please expand this risk factor to clarify that the values of the properties to be acquired also were not negotiated at arm's length.

Use of Proceeds, page 54

29.   Please tell whether the "certain third party investors" that will receive a portion of the offering proceeds are affiliates. If so, please identify those persons. Refer to Instruction 5 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Student Housing Operations, page 68

30.   Please revise to clarify the "ancillary revenues" you receive in connection with your operations.

Our Relationship With HSRE, page 69

31.   Please tell us how the pending sales of your 9.9% interest in HSRE I to HSRE and of your 100% interest in the Grove at Carrollton to HSRE III are contemplated in your pro forma financial statements. Tell us how you will account for these transactions, given your subsequent repurchase obligations. Additionally, please tell us if these transactions will still occur if the lender consents have not been received prior to completion of the offering. Finally, please clarify if the cash proceeds of $1.7 million are in excess of the debt encumbering these properties.

Properties Under Construction, page 71

32.   Please tell us the likelihood of any of these projects not being completed by the beginning of the 2010-2011 academic year.

Liquidity and Capital Resources

Recurring Capital Expenditures, page 82

33.   Please revise to explain why the average per bed maintenance capital expenditures was substantially less in 2009 than it was in 2008. In addition, please discuss the reasons why you expect 2010 expenditures to be lower on a per bed average than 2009.

34.   Please disclose the amount that your lenders currently require you to hold in reserve for capital repairs and improvements.

35.   We note your disclosure in the risk factors section regarding "significant costs" of compliance with environmental remediation efforts, disability standards and other laws relating to your business. To the extent material, please supplement your current disclosure in this section to address the impact of your regulatory compliance programs on your liquidity needs.

Long-Term Indebtedness to Be Outstanding Following this Offering, page 84

36.   Please revise to describe your outstanding indebtedness in more detail. Identify the lenders and the properties to which the debt relates, and the amount that will remain outstanding on each loan following the offering. Disclose the material terms of each loan, including interest rate, maturity date, and financial covenants.

Business and Properties, page 102

37.   It appears that you have a registered trademark for your brand *The Grove*. Please expand the Business section to discuss the importance and the duration of all patents, trademarks, and licenses that you hold. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Our Properties, page 105

38.   Please tell us why you have not disclosed any debt obligations associated with your joint venture properties.

Management, page 140

39.   Please expand the descriptions of Mr. Rollins' and Mr. Hartnett's business experience to include their specific experience with Campus Crest Group, LLC and MXT Capital, LLC.

Executive Compensation, page 144

40.   Please revise to include disclosure regarding compensation paid to your named executive officers by the predecessor entities, or tell us why you believe this disclosure is not required. Refer to Item 402(a)(2) of Regulation S-K.

Formation Transactions, page 165

41.   Please revise to explain how you determined the value of consideration to be paid for the properties to be acquired in the formation transactions. Provide conforming changes in the prospectus summary.

42.   Please revise to describe more specifically the businesses, interests, and related properties that will be contributed by MXT Capital, Ricker Group, and third-party investors. Clearly state the particular assets that you will receive in exchange for the consideration described for each of the formation transactions.

43.   Please revise to describe all material terms, including "limited representations and warranties," pertaining to each contribution agreement and purchase and sale agreement.

44.   We note that Campus Crest Group will distribute to MXT Capital its interests in two parcels of land and associated indebtedness. Please revise to clarify whether Campus Crest Group will receive any consideration from MXT Capital in exchange for the land.

45.   Refer to the second bullet point on page 166. Please revise to disclose, if true, that HSRE will own 100% of the joint venture prior to the formation transaction and will retain a majority ownership of the joint venture following the formation transaction.

Policies with Respect to Certain Activities

Investment Policies

Investment in Properties or Interests in Properties, page 170

46.   Please include a statement as to whether or not it is your policy to acquire assets primarily for capital gain or income in accordance with Item 13(a)(5) of Form S-11.

Description of Capital Stock

Common Stock, page 175

47.   The statement that your shares of common stock will be "duly authorized, fully paid and nonassessable" is a legal conclusion that the company is not qualified to make. Please appropriately attribute this statement to counsel.

Campus Crest Communities, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-3

48.   Please tell us how you will account for the formation transactions. It appears you have accounted for combination of the Campus Crest Group-controlled entities as a reorganization of entities under common control. If so, please tell us your basis for this accounting, and refer to the relevant accounting literature. We note that the majority of these entities are currently less than 50% owned.

49.   In light of the cash consideration being paid in conjunction with the formation transactions, please tell us why these are not being accounted for as business combinations.

50.   We note that the Net loss attributable to noncontrolling interests was eliminated in your pro forma adjustments related to the acquisition of the Ricker Group's and Third-Party Investors' interests. Please tell us why the Noncontrolling interest on the balance sheet was not eliminated, prior to adjustment (F). Tell us what amounts were included in noncontrolling interest other than the noncontrolling interests of Ricker Group and the Third-Party Investor.

51.   Please tell us how you will account for the OP Units obtained by the Ricker Group and the Third-Party investors in exchange for their noncontrolling interests in certain entities.

Campus Crest Communities Predecessor Financial Statements

Real Estate Ventures, page F-20

52.   We note that you have combined 13 entities, exclusive of Milledgeville, in which your effective ownership percentage is less than 50%. Please revise your disclosure to clarify if any of these entities are variable interest entities, and how you determined it was appropriate to combine these entities.

Investment in Real Estate, page F-19

53.   We note that you have several properties in your portfolio which seem to have displayed significant indications of impairment, such as low occupancy levels, or failure to meet associated debt covenants. Please tell us which properties in your combined portfolio were assessed for impairment during the year ended December 31, 2009, or in the subsequent interim period, and tell us the results of that testing. If no properties were impaired, please tell us, and consider discussing in your MD&A, if any properties are at risk of being impaired and disclose the percentage by which the undiscounted future cash flows exceed the carrying amounts.

Part II

Item 33.   Recent Sales of Unregistered Securities, page II-1

54.   We note that as part of the formation transactions, you and the operating partnership will acquire interests in the identified properties and that investors, as partial consideration for their contributions, will receive OP units. Please provide us with a detailed analysis of why the private placements should not be integrated into your current public offering.

Item 36. Financial Statements and Exhibits, page II-3

55.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Paul S. Ware
        J. Andrew Robison
        Bradley Arant Boult Cummings LLP *(via facsimile)*